Securities and Exchange Commission
                             Washington, D.C. 20549

                                    Form 6-K

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                           For the month of March 2004

                         Commission File Number 0-15742

                            UNITED BUSINESS MEDIA PLC
                              (name of registrant)

                                  Ludgate House
                              245 Blackfriars Road
                                 London SE1 9UY
                                 United Kingdom
                    (address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                  Form 20-F ___X___                           Form 40-F _______
                               -

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                                     -------

         Indicated by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                                     -------

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Security Exchange Act of 1934:

                  Yes _______                                 No ___X___
                                                                    -

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

                                  UNITED BUSINESS MEDIA PLC

Form 6-K Items
--------------

1. Press Release dated February 26, 2004.

                                    Signature

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                              UNITED BUSINESS MEDIA PLC


Dated: March 4, 2004                         By:  /s/  Anne C. Siddell
                                                  -----------------------------
                                                 Name:   Anne C. Siddell
                                                 Title:  Group Company Secretary

                                                                          ITEM 1

                                                               February 26, 2004

                            UNITED BUSINESS MEDIA PLC
          Preliminary Results For the Full Year ended 31 December 2003

                               RECOVERY UNDER WAY

         Financial Highlights** for Full Year ended 31 December 2003

     -- Turnover             Down 5.9 per cent to 746.7m pounds sterling
                             (793.4m euros)

     -- Operating profit*    Up 53.2 per cent to 99.4m pounds(64.9m pounds)

     -- Profit before tax*   Up 41.7 per cent to 103.3m pounds (72.9m pounds)

     -- EPS*                 Up 45.5 per cent to 24.0p (16.5p)

     -- Dividend             Up 28.6 per cent to 9.0p (7.0p)

     -- Operating* margin    Up to 13.3 per cent (8.2 per cent)

     -- Cash Conversion      119 per cent (140 per cent)

    * Before amortisation of goodwill and intangibles and prior year exceptional items

    ** The statutory results are shown in the attached summary financial statements

Clive Hollick, Chief Executive of United Business Media, said:


"These excellent results have been achieved through a combination of gradually improving revenues and significant operating margin gains. After a slow first half, revenues in the second half grew by 5.8 per cent. In the US, underlying CMP Media healthcare revenues were up 31.0 per cent in the full year and in the second half continuing technology revenues matched the prior period for the first time in three years. The productivity and cost gains achieved through the radical transformation of our business model over the last two years boosted United's 2003 operating margin to 13.3 per cent - well ahead of our published target of 10 per cent.


"Where changed, key market shares and yields have improved. Increased investment in new products and in carefully targeted acquisitions is making a growing contribution to revenue and profit growth. During the year, six acquisitions totalling 130m pounds strengthened our core healthcare, construction publishing and market research businesses.


Current Trading & Outlook


"The trading momentum achieved in the second half of 2003 is continuing into the current year and this, together with the contribution from our investment programme, points to good progress in 2004. Underlying growth in our US businesses will, as a result of the weakness of the US dollar, be reduced on translation to sterling.


"In our publications and exhibitions business we are seeing an improving tech climate and healthcare is continuing to grow. Business in Asia is returning to pre-SARS levels and in the UK margins are growing. News distribution is continuing to achieve volume and yield improvements. Our market research order book was up at the year end and we are restructuring this business to improve its margin and revenue growth.


"With a higher level of operational gearing and improved positions in our core markets we are well placed to benefit from economic recovery. The group continues to evaluate a number of investments to strengthen core markets and capitalise on our efficient operating base."


SUMMARY GROUP PROFIT & LOSS STATEMENT


The profit and loss statement set out below re-presents the group's full profit and loss account (which is included in the attached financial information) in order to show more clearly the results from operations excluding amortisation and prior year exceptional items.

                                              Year ended 31 December
                                        2003         2002        Movement
                                      m pounds      m pounds         %

    Turnover - continuing              725.0          793.4        (8.6%)
    Turnover - acquisitions             21.7             --          --
    Group turnover**                   746.7          793.4        (5.9%)

    Operating profit*- continuing       96.5           64.9        48.7%
    Operating profit* - acquisitions     2.9             --          --
    Total operating profit*             99.4           64.9        53.2%

    Net interest                        9.4            10.1        (6.9%)
    Other financial expense (FRS17)    (5.5)           (2.1)     (161.9%)

    Operating profit*
     after interest                   103.3            72.9        41.7%
    Amortisation of goodwill
     and intangibles                 (121.7)         (135.9)      (10.4%)

    Operating loss before
     exceptional items                (18.4)          (63.0)       70.8%
    Exceptional items***                 --          (158.2)

    Loss before tax                   (18.4)         (221.2)       91.7%
    Taxation expense                  (22.7)          (16.0)      (41.9%)

    Loss on ordinary
     activities after tax             (41.1)         (237.2)       82.7%
    Equity minority interest           (0.3)           (1.8)       83.3%

    Loss for the year                 (41.4)         (239.0)       82.7%

    Dividends - equity                (30.2)          (23.6)       (9.3%)
              - non-equity             (0.4)           (0.6)      (33.3%)
    Dividends                         (30.6)          (24.2)       (8.3%)

    Retained loss for the year        (72.0)         (263.2)       74.3%



    EPS* (pence)                       24.0            16.5        45.5%
    Basic EPS (pence)                 (12.4)          (71.6)         --
    Dividend per share (pence)          9.0             7.0        28.6%

    * Before amortisation of goodwill and intangibles and prior year exceptional items

    **  Excluding JVs and Associates

    *** Includes 114.2m pounds in 2002 of exceptional impairment of goodwill.

     CONTENTS

     1. Summary of Results
     2. Second half (H2) of 2003
     3. Divisional Review
     4. Dividend
     5. Balance Sheets and Cash Conversion
     6. Fixed Asset Investments
     7. Pensions
     8. Tax


    1. SUMMARY OF RESULTS

                                            Group Turnover
                                        Twelve months to 31 December
                                              (m pounds)

                             2003         2002        Change     Underlying
                                                        (%)          #(%)

    CMP Media                210.5        238.2        (11.6)        (5.4)
    CMP Asia                  44.4         51.1        (13.1)         9.9
    CMPi                     135.0        127.6          5.8         (9.6)
    UAP                       58.1         58.1          0.0         (0.5)

    Professional Media       448.0        475.0         (5.7)        (4.4)

    News Distribution         94.8        105.4        (10.1)        (3.4)

    Market Research          203.9        213.0         (4.3)         0.5

    Total                    746.7        793.4         (5.9)        (3.0)


                                       Group Operating Profit
                                     Twelve months to 31 December
                                               (m pounds)

                             2003         2002       Change     Underlying
                                                       (%)          #(%)

     CMP Media                14.8         (6.8)       317.6        384.4
     CMP Asia                 12.6         13.7         (8.0)        20.3
     CMPi                     25.3         10.1        150.5        130.1
     UAP                      14.0         12.7         10.2         12.4

     Professional Media       66.7         29.7        124.6        128.7

     News Distribution        13.4         17.3        (22.5)        (9.3)

     Market Research          19.3         17.9          7.8         30.5

     Total                    99.4         64.9         53.2         67.4


    # Underlying:
    - adjusted for the estimated effects of acquisitions, foreign exchange, SARS and biennial events


Underlying revenue was down by 3.0 per cent or 22.5m pounds -- after adjusting for the effects of acquisitions, foreign exchange, SARS and biennials. 2003 turnover was boosted by 21.7m pounds of acquisition revenue and reduced by approximately 9m pounds due to the effects of SARS. The weakness of the US dollar has a direct translation impact upon consolidation - with two thirds of UBM revenue reported locally in US dollars, consolidated turnover was reduced by 38.8m pounds as a result of foreign exchange impacts.


The average rate of $:pounds exchange in 2003 was 1.64 (2002: 1.51). A 1 cent movement in the US dollar against sterling is approximately equivalent to a move in profit of around 400,000 pounds.

    2. SECOND HALF (H2) 0F 2003
                                          Group Turnover
                                     Six months to 31 December
                                            (m pounds)

                             2003         2002       Change     Underlying
                                                       (%)           #(%)

    CMP Media                108.7        108.3          0.4          6.5
    CMP Asia                  30.4         25.6         18.8         15.8
    CMPi                      76.3         58.7         30.0         (4.1)
    UAP                       28.6         28.6          0.0         (1.0)

    Professional Media       244.0        221.2         10.3          3.6
    News Distribution         46.8         47.9         (2.3)         5.2
    Market Research          111.9        111.5          0.4          5.3

    Total                    402.7        380.6          5.8          4.3



                                       Group Operating Profit
                                     Six months to 31 December
                                           (m pounds)

                             2003         2002       Change     Underlying
                                                       (%)          #(%)

    CMP Media                  9.9          0.5      1,880.0      1,824.5
    CMP Asia                  13.3          6.0        121.7         78.2
    CMPi                      14.6          3.8        284.2        256.3
    UAP                        5.1          5.8        (12.1)         1.4

    Professional Media        42.9         16.1        166.5        156.6
    News Distribution          5.4          5.0         10.0         64.9
    Market Research            9.1          6.4         42.2        171.5

    Total                     57.4         27.5        109.1        143.8


    3. DIVISIONAL REVIEW

    Professional Media


                               Turnover               Operating Profit
                          Twelve months to            Twelve months to
                             31 December                 31 December
                        2003     2002   Change     2003      2002    Change
                      m pounds m pounds    %     m pounds  m pounds     %

    CMP Media          210.5     238.2   (11.6)     14.8      (6.8)   317.6
    CMP Asia            44.4      51.1   (13.1)     12.6      13.7     (8.0)
    CMPi               135.0     127.6     5.8      25.3      10.1    150.5
    UAP                 58.1      58.1     0.0      14.0      12.7     10.2
    Total              448.0     475.0    (5.7)     66.7      29.7    124.6



The turnaround in Professional Media's performance in the second half of the year was a major driver of the improvement in the group's performance, with revenue up 10.3 per cent - despite the weakness of the US dollar - and operating profit up by 166.5 per cent. Professional Media turnover was down 5.7 per cent for the full year with operating profit up by 124.6 per cent.


CMP Media returned to profit in 2003. It achieved significant improvements in operating efficiencies and in the second half overall revenues were up to the levels of the prior year. In the second half, high tech dollar revenues from continuing business regained 2002 levels, while underlying healthcare dollar revenues - which on a pro-forma basis now account for approximately 20 per cent of divisional revenues - rose 42 per cent. Many of our core healthcare markets grew strongly, with market leading positions in Psychiatry, Oncology and General Consulting - positions which were strengthened by the 2003 acquisition of The Oncology Group and Cliggott Publishing. CMP Media's market leading technology titles drove an overall increase in yields, up 4 per cent in 2003. Organic investments performed well, generating over 10m pounds of revenue and 3m pounds of operating profit.


CMP Asia has seen an impressive post-SARS recovery. Following the SARS related cancellation of one of the major shows in the first half, revenue in the second half increased by 18.8 per cent on the prior year. Underlying second half operating profit was up 78.2 per cent on 2002 - after stripping out the SARS related 3.8m pounds insurance receipt. Further good progress was achieved in launching new shows, in expanding into mainland China, and with the continuing success of the KSS business in Japan - acquired in late 2001.


CMP Information operating profit more than doubled in 2003. Despite an underlying decline in revenue - stripping out acquisitions - significant improvements in operating efficiency helped to drive profit from 10.1m pounds in 2002 to 25.3m pounds in 2003, representing an overall operating margin of 18.7 per cent (7.9 per cent in 2002). CMPi again increased its investment in organic project initiatives. In 2003 CMPi strengthened its leadership position in the UK construction and design market with 81m pounds of acquisitions - including The Builder Group and Barbour Index. Integration is proceeding well and these businesses are on track to deliver 9m pounds of operating profit in 2004.


United Advertising Publications delivered strong profit growth of 10.2 per cent on flat revenue, driving operating margins to 24.1 per cent (21.9 per cent in 2002). Following several years of investment, Auto Exchange - the UK's leading free pick up weekly motoring advertising magazine - is now firmly into profit. Exchange & Mart with Auto Exchange successfully developed cross selling initiatives and gave UAP a stronger competitive position nationally. Online extensions of the Daltons Weekly brand are showing good progress. These extensions and the acquisition of This Caring Business added further depth to the range of products targeted at small and medium sized businesses.

    PR Newswire - News Distribution

                               Turnover              Operating Profit
                           Twelve months to          Twelve months to
                             31 December               31 December
                        2003      2002   Change    2003      2002     Change
                      m pounds  m pounds    %    m pounds  m pounds      %

    PR Newswire         94.8     105.4    (10.1)   13.4      17.3     (22.0)



Following year on year declines in each of the first three quarters of 2003, the fourth quarter saw US wire volumes begin to recover with 43,400 wire messages compared to 42,300 in the fourth quarter of 2002. The volume of discretionary releases is growing, with new product announcements up approximately 9 per cent on 2002. US wire yields increased by 1 per cent increase over 2002. Full year margins were down to 14.1 per cent (2002: 16.4 per cent) due to restructuring costs of over 2m pounds and to the increased commitment to organic investment and geographic expansion.


The much smaller markets outside of the US remained both competitive and loss making (a 2.9m loss pounds) and the challenge for 2004 is to drive the European business into profit.

    NOP World - Market Research

                               Turnover              Operating Profit
                           Twelve months to          Twelve months to
                             31 December               31 December
                        2003      2002   Change    2003      2002     Change
                      m pounds  m pounds    %    m pounds  m pounds      %

    NOP World          203.9     213.0    (4.3)    19.3      17.9       7.8



In 2003 NOP World increased operating profit by 7.8 per cent to 19.3m pounds (2002: 17.9m pounds) on flat underlying revenue. Revenue grew in the second half despite the weakness of the US dollar. Our syndicated and continuous businesses such as AFI and MRI delivered strong performances and the healthcare business is recovering.


A major restructuring programme is under way to improve margins, focus the business around its core sector strengths - automotive, healthcare, financial, business & technology and consumer & retail - and introduce global account management. Despite the expensing of costs associated with this major restructuring and an increased level of organic investment, operating margins rose to 9.5 per cent (2002: 8.4 per cent).


NOP World is already achieving a good performance from Eurisko - this acquisition gives NOP World a leading position in the Italian market, provides a platform to export NOP products throughout Europe and in "Sinottica" secures a major new syndicated product which complements NOP World's sector strengths.


4. DIVIDEND


The Board is recommending a final dividend of 5.7 pence (2002: 4.0 pence), bringing the total for the year to 9.0 pence (2002: 7.0 pence), an increase of
28.6 per cent. This increase reflects the excellent performance achieved in 2003 and the directors' confidence in the long-term outlook for the business. This is in line with our progressive dividend policy.


The final dividend on the ordinary shares will be paid on 28 May to shareholders on the register on 12 March.


The dividend on the B shares will be 6.59 pence per share. This dividend will be payable on 26 April to shareholders on the register on 19 March.


5. BALANCE SHEET AND CASH CONVERSION


Net cash balances at the end of the period were 46.5m pounds, after expenditure of 130m pounds on acquisitions during the year and strong operating cash conversion of 119 per cent of operating profit. Cash conversion has now been 100 per cent or more for three years in succession.


6. FIXED ASSET INVESTMENTS


UBM holds investments in five, ITN, SIS, SDN, Paperloop and the Press Association. Five revenue grew by 6.2 per cent to 259.9m pounds (2002: 244.7m pounds) and it turned a 2002 operating loss of 4.8m pounds into a 2003 operating profit of 8.5m pounds. Its audience share held firm at 6.6 per cent (2002: 6.5 per cent) and its share of advertising revenue increased from 7.5 per cent to
8.1 per cent.


Income from investments of 3.9m pounds includes dividends received from SIS, PA and ITN.


7. PENSIONS


As at 31 December 2003, the pension deficit of 83.9m pounds had been reduced by 7m pounds on the prior year end. The charge against profit for 2003 was 5.6m pounds with financing costs of 5.5m pounds. This combined charge is currently expected to be approximately 10m pounds in 2004.


8. TAX


The effective tax rate in 2003 was 22.0 per cent (2002: 21.9 per cent).


Notes to Editors:


United Business Media plc (http://www.unitedbusinessmedia.com) is a leading provider of business information services to the technology, healthcare, media, automotive, financial services and property industries. UBM offers services in market research, consultancy, news distribution, publishing and events to customers across the globe. Its brands include NOP World, one of the largest market research groups globally; PR Newswire, the world's leading corporate news distribution service and CMP, the B2B media and exhibition group operating in high tech, healthcare, property, entertainment, jewellery & fashion in the US, UK, Asia and Europe.


This press release includes statements which are not historical facts and are considered "forward-looking" within the meaning of Section 27 of the Securities Act of 1933, as amended. These forward-looking statements reflect UBM's current views about future events, business and growth strategy and financial performance. These forward-looking statements are identified by their use of terms and phrases such as "believe," "expect," "plan," "anticipate," "on target" and similar expressions identifying forward-looking statements. Investors should not rely on forward-looking statements because they are subject to a variety of risks, uncertainties and other factors that could cause actual results to differ materially from UBM's expectations. UBM expressly does not undertake any duty to update forward-looking statements. Management does not attempt to update forecasts unless conditions materially change.

                          Group profit and loss account
                       for the year ended 31 December 2003



                          Before     Exceptional       Before
                        Exceptional    items         Exceptional
                           Items      (note 3) Total    items
                           2003        2003    2003     2002
    Notes                m pounds  m pounds  m pounds m pounds
        Turnover - group
         and share of
         joint ventures

        Continuing
         operations        748.6       --       748.6    819.2
    1   Less: share
            of joint
            ventures'
            turnover       (23.6)      --       (23.6)   (25.8)
                           725.0       --       725.0    793.4

         Acquisitions       21.7       --        21.7       --
    1    Group turnover    746.7       --       746.7    793.4

         Group operating
          loss
         Continuing
          operations       (27.8)      --       (27.8)   (83.0)
         Acquisitions       (1.3)      --        (1.3)      --
         Group operating
          loss             (29.1)      --       (29.1)   (83.0)
         Share of
          operating profit
          in joint
          ventures and
          associates
         Continuing
          operations         2.9       --         2.9      1.6
         Acquisitions         --       --          --       --
                             2.9       --         2.9      1.6

         Income from
          other fixed
          asset
          investments        3.9       --         3.9     10.4
    1    Total operating
           loss            (22.3)      --       (22.3)   (71.0)
         Loss on sale and
          closure of
          businesses
         Continuing
          operations          --       --          --       --
         Discontinued
          operations          --       --          --       --
                              --       --          --       --
         Loss on ordinary
          activities
          before
          interest         (22.3)      --       (22.3)   (71.0)

    4    Net interest
          income             9.4       --         9.4     10.1
         Other finance
          expense           (5.5)      --        (5.5)    (2.1)

         Loss on ordinary
          activities
          before tax       (18.4)      --       (18.4)   (63.0)

    5    Tax on loss on
           ordinary
           activities      (22.7)      --       (22.7)   (16.0)
         Loss on ordinary
          activities
          after tax        (41.1)      --       (41.1)   (79.0)

         Equity minority
          interests         (0.3)      --        (0.3)    (1.8)

         Loss for the
          financial year   (41.4)      --       (41.4)   (80.8)

    6     Dividends
          - equity                              (30.2)
          - non-equity                           (0.4)
                                                (30.6)

         Retained loss
          for the
          financial
          year                                  (72.0)

         Earnings/(loss) per share
    7      -before
           amortisation of
           intangible assets
           and exceptional items                  24.0p
    7      -basic                               (12.4)p
    7      -diluted                             (12.4)p

                          Group profit and loss account
                       for the year ended 31 December 2003



                                           Exceptional
                                           items
                                          (note 3)        Total
                                           2002           2002
    Notes                                  m pounds       m pounds
         Turnover - group
          and share of
          joint ventures

         Continuing
          operations                            --       819.2
    1    Less: share
         of joint
         ventures'
         turnover                               --       (25.8)
                                                --       793.4

         Acquisitions                           --          --
    1    Group turnover                         --       793.4

         Group operating
          loss
         Continuing
          operations                        (144.2)     (227.2)
         Acquisitions                           --          --
         Group operating
          loss                              (144.2)     (227.2)
         Share of
          operating profit
          in joint
          ventures and
          associates
         Continuing
          operations                            --         1.6
         Acquisitions                           --          --
                                                --         1.6

         Income from
          other fixed
          asset
          investments                           --        10.4
    1    Total operating
          loss                              (144.2)     (215.2)
         Loss on sale and
          closure of
          businesses
         Continuing
          operations                            --          --
         Discontinued
          operations                         (14.0)      (14.0)
                                             (14.0)      (14.0)
         Loss on ordinary
          activities
          before
          interest                          (158.2)     (229.2)

    4    Net interest
          income                                --        10.1
         Other finance
          expense                               --        (2.1)

         Loss on ordinary
          activities
          before tax                        (158.2)    (221.2)

    5    Tax on loss on
          ordinary
          activities                            --      (16.0)
         Loss on ordinary
          activities
          after tax                         (158.2)    (237.2)

         Equity minority
          interests                             --       (1.8)

         Loss for the
          financial year                    (158.2)    (239.0)

    6    Dividends
          - equity                                      (23.6)
          - non-equity                                   (0.6)
                                                        (24.2)

         Retained loss
          for the
          financial
          year                                         (263.2)

         Earnings/(loss) per share
    7     -before
          amortisation of
          intangible assets
          and exceptional items                          16.5p
    7     -basic                                       (71.6)p
    7     -diluted                                      71.6)p

                                 Balance sheets
                               at 31 December 2003

                                Group     Group     Company     Company
                                 2003      2002       2003        2002
                               m pounds  m pounds   m pounds    m pounds

    Fixed assets
    Intangible assets           430.8      442.7         --           --
    Tangible assets              54.5       67.3         --           --
    Investments in
     subsidiary undertakings       --         --    3,373.4      3,543.9

    Investments in
     joint ventures:

      - share of
         gross assets            16.7       17.2         --           --
      - share of
         gross liabilities       (5.5)      (4.4)        --           --

    Investments in
     joint ventures              11.2       12.8         --           --
    Investments in
     associated undertakings      0.2        0.2         --           --
    Other investments           173.0      169.5         --           --
                                669.7      692.5    3,373.4      3,543.9
    Current assets
    Stocks                       20.4       16.6         --           --
    Debtors                     158.5      163.3      118.3        102.3
    Investments                    --        1.5         --           --
    Short term liquid funds     425.2      594.8         --           --
    Cash at bank and in hand    185.9       96.7        0.2           --
                                790.0     872.9       118.5        102.3
    Creditors: amounts
     falling due within
     one year                (1,076.6)   (605.9)     (246.6)       (34.5)

    Net current
     (liabilities)/ assets     (286.6)    267.0      (128.1)        67.8

    Total assets less
     current liabilities        383.1     959.5     3,245.3      3,611.7

    Creditors: amounts
     falling due after
     more than one year
    Bank and other loans       (101.9)   (338.5)     (138.2)      (385.5)
    Other creditors              (5.4)    (13.3)   (1,680.1)    (2,398.5)
    Convertible debt               --    (245.0)         --           --
                               (107.3)   (596.8)   (1,818.3)    (2,784.0)
    Provisions for
     liabilities
     and charges                (63.1)    (58.5)         --           --
    Net assets excluding
     pension liability          212.7     304.2     1,427.0        827.7
    Pension liability           (83.9)    (90.9)         --           --
    Net assets including
     pension liability          128.8     213.3     1,427.0        827.7

    Capital and reserves
    Called up share capital      84.5      84.5        84.5         84.5
    Share premium account       309.4     308.5       309.4        308.5
    Merger reserve               31.3      31.3          --           --
    Other reserves              167.9     167.8       126.2        126.1
    Profit and loss account    (465.3)   (380.8)      906.9        308.6
    Shareholders' funds
     (including non-equity
      interests)                127.8     211.3     1,427.0        827.7
    Equity minority interests     1.0       2.0          --           --
    Capital employed            128.8     213.3     1,427.0        827.7

    Equity shareholders'
     funds                      127.3     210.7     1,426.5        827.1
    Non-equity shareholders'
     funds                        0.5       0.6         0.5          0.6
    Shareholders' funds         127.8     211.3     1,427.0        827.7

                            Group cash flow statement
                       for the year ended 31 December 2003



                                                        2003          2002
                                                      m pounds      m pounds

    Net cash inflow from operating activities           84.6           55.5
    Dividends received from joint ventures
     and associated undertakings                         2.1            0.9
    Returns on investments and servicing of finance
    Interest received                                   20.5           33.5
    Interest paid                                      (18.2)         (29.1)
    Dividends paid to minority shareholders             (1.3)          (1.9)
    Dividends paid to non-equity shareholders           (0.6)          (0.9)
    Income from other fixed asset investments            5.4           13.6
    Net cash inflow from returns on
     investments and servicing of finance                5.8           15.2
    Taxation
    UK corporation tax received                          8.9            3.4
    Overseas tax (paid)/ received                       (0.5)          11.9
    Taxation received                                    8.4           15.3
    Capital expenditure and financial investment
    Purchase of tangible fixed assets                   (6.9)         (10.9)
    Proceeds from sale of tangible fixed assets           --            1.0
    Purchase of other intangible assets                   --           (0.3)
    Proceeds from sale of investments                   10.3             --
    Increase in investments                             (5.4)         (11.9)
    Net cash outflow from capital expenditure
     and financial investment                           (2.0)         (22.1)
    Acquisitions and disposals
    Purchase of subsidiary undertakings
     and businesses                                   (138.3)          (1.3)
    Net cash acquired with subsidiary
     undertakings and businesses                         8.4             --
    Investments in joint ventures and
     associated undertakings                              --           (0.1)
    Costs incurred on the sale
     and closure of operations                            --          (19.0)
    Net cash outflow from acquisitions
     and disposals                                    (129.9)         (20.4)
    Equity dividends paid to shareholders              (24.4)         (13.5)
    Net cash (outflow)/ inflow before
     use of liquid resources and financing             (55.4)          30.9
    Management of liquid resources
    Sale/ (purchase) of current asset investments      134.9          (42.4)
    (Increase)/ decrease in short term deposits       (103.3)         264.4
    Net cash inflow from management of
     liquid resources                                   31.6          222.0
    Financing
    Proceeds from issue of ordinary share capital        1.0            2.9
    Return of capital to shareholders
     (including costs)                                  (3.6)          (7.4)
    Repurchase of bond                                    --         (164.0)
    Increase/ (decrease) in bank loans                  21.1          (47.8)
    Repayment of loan notes                             (1.2)         (23.6)
    Net cash inflow/ (outflow) from financing           17.3         (239.9)
    (Decrease)/ increase in cash in the year            (6.5)          13.0


                                                        2003           2002
                                                      m pounds       m pounds
    Reconciliation of net cash flow to
     movement in net cash

    Increase in cash in the year                        (6.5)          13.0
    Cash (inflow)/ outflow from (increase)/
     decrease in debt                                  (19.9)         235.4
    Cash (inflow) from (decrease)
     in liquid resources                               (31.6)        (222.0)
    Changes in net cash resulting from cash flows      (58.0)          26.4
    Other non-cash movements                            (2.0)          (6.2)
    Translation difference                              13.0           24.0
    Movement in net cash in year                       (47.0)          44.2
    Opening net cash                                    93.5           49.3
    Closing net cash                                    46.5           93.5


Liquid resources include term deposits and government and corporate securities.

             Statement of group total recognised gains and losses
                     for the year ended 31 December 2003




                                                       2003          2002
                                                     m pounds      m pounds

    Loss for the financial year                       (41.4)        (239.0)
    Currency translation differences on
     foreign currency net investments:
    Group                                             (20.4)         (32.5)
    Joint ventures                                     (0.1)          (0.9)
    Actuarial gain/ (loss)
     recognised in the pension schemes                 11.6          (50.6)
    Other recognised losses for the year               (8.9)         (84.0)
    Total recognised losses for the year              (50.3)        (323.0)
    Implementation of FRS 17                             --          (48.9)
    Total gains and losses recognised
     since last annual report                         (50.3)        (371.9)


The historical cost result is not materially different from the reported loss in either year.

           Reconciliation of movements in group shareholders' funds for the year ended 31 December 2003


                                                       2003           2002
                                                     m pounds       m pounds

    Opening shareholders' funds as reported            211.3          611.9
    Implementation of FRS 17                              --          (48.9)
    Opening shareholders' funds - restated             211.3          563.0
    Loss for the financial year                        (41.4)        (239.0)
    Equity dividends                                   (30.2)         (23.6)
    Non-equity dividends on B shares (see note 6)       (0.4)          (0.6)
                                                       139.3          299.8

    Other recognised losses relating to the year        (8.9)         (84.0)
    New share capital subscribed                         1.0            2.9
    Return of capital to shareholders                   (3.6)          (7.4)
    Closing shareholders' funds                        127.8          211.3

                        Notes to the financial statements

                                                                   As restated
                                       Group share                 Group share
                                       of joint      As restated   of joint
                              Group    ventures      Group         ventures
                              2003     2003          2002          2002
    1. Business analysis     m pounds m pounds       m pounds      m pounds
    Turnover; by division
    Continuing operations:
     CMP Media                208.0      8.2          238.2          9.0
     CMP Asia                  44.4      3.5           51.1          3.6
     CMP Information          117.2      1.6          127.6          4.5
     United Advertising
      Publications             57.8       --           58.1           --
    Professional media        427.4     13.3          475.0         17.1
    News distribution          94.8     10.3          105.4          8.7
    Market research           202.8       --          213.0           --
    Continuing operations     725.0     23.6          793.4         25.8

    Acquisitions:
     CMP Media                  2.5       --             --           --
     CMP Information           17.8       --             --           --
     United Advertising
      Publications              0.3       --             --           --
    Professional media         20.6       --             --           --
    Market research             1.1       --             --           --
    Acquisitions               21.7       --             --           --
                              746.7     23.6          793.4         25.8

    by geographic market
    United Kingdom            225.7      1.6          216.6          4.5
    North America             450.1     17.7          502.2         17.0
    Europe and Middle East     31.5      0.8           28.1          0.7
    Pacific                    39.4      3.5           46.5          3.6
                              746.7     23.6          793.4         25.8


Turnover analysis is based on turnover by origin. Turnover by destination would not be materially different.

                                                        2003           2002
                                                      m pounds       m pounds
    Net operating assets/
     (liabilities); by division
     CMP Media                                         144.6          171.4
     CMP Asia                                           (4.0)           7.9
     CMP Information                                    78.9           40.8
     United Advertising Publications                     6.5            5.2
    Professional media                                 226.0          225.3
    News distribution                                   12.1           34.2
    Market research                                     69.0           59.8
                                                       307.1          319.3
    by geographic market
    United Kingdom                                      70.0           27.9
    North America                                      226.3          282.1
    Europe and Middle East                              16.4            2.2
    Pacific                                             (5.6)           7.1
                                                       307.1          319.3
    Reconciliation of net
     operating assets to net assets
    Net operating assets                               307.1          319.3
    Investments                                        762.2          778.7
    Corporation tax                                   (308.5)        (277.4)
    Net borrowings                                    (528.6)        (502.5)
    Proposed dividend                                  (19.5)         (13.9)
    Pension liability                                  (83.9)         (90.9)
    Net assets                                         128.8          213.3


The amounts shown against "CMP Media" and "CMP Information" for 2002 in the tables above have been restated to reflect the intra-group transfer of CMP Europe.

                                       Group share
                                       of joint             Exceptional
                              Group    ventures   Subtotal  items       Total
                               2003    2003        2003     2003         2003
                             m pounds  m pounds   m pounds  m pounds  m pounds

    1.Business analysis
     (continued)
    * Operating profit
      before amortisation
      of intangible assets;
      by division Continuing
      operations:

     CMP Media                 13.9       0.7         14.6       --      14.6
     CMP Asia                  12.1       0.5         12.6       --      12.6
     CMP Information           22.8       0.1         22.9       --      22.9
     United Advertising
      Publications             13.9        --         13.9       --      13.9
    Professional media         62.7       1.3         64.0       --      64.0
    News distribution          10.2       3.2         13.4       --      13.4
    Market research            19.1        --         19.1       --      19.1
    Continuing operations      92.0       4.5         96.5       --      96.5

    Acquisitions:
     CMP Media                  0.2        --          0.2       --       0.2
     CMP Information            2.4        --          2.4       --       2.4
     United Advertising
      Publications              0.1        --          0.1       --       0.1
    Professional media          2.7        --          2.7       --       2.7
    Market research             0.2        --          0.2       --       0.2
    Acquisitions                2.9        --          2.9       --       2.9
    * Operating profit
       before amortisation
       of intangible assets    94.9       4.5         99.4       --      99.4

    Amortisation of
     intangible assets       (120.1)     (1.6)      (121.7)      --    (121.7)

    * Operating profit/
      (loss); by division
    Continuing
      operations:
     CMP Media                (38.2)      0.1        (38.1)      --     (38.1)
     CMP Asia                  (1.4)      0.5         (0.9)      --      (0.9)
     CMP Information           (3.1)      0.1         (3.0)      --      (3.0)
     United Advertising
      Publications             13.2        --         13.2       --      13.2
    Professional media        (29.5)      0.7        (28.8)      --     (28.8)
    News distribution           0.7       2.2          2.9       --       2.9
    Market research             4.9        --          4.9       --       4.9
    Continuing operations     (23.9)      2.9        (21.0)      --     (21.0)

    Acquisitions:
     CMP Media                 (0.2)       --         (0.2)      --      (0.2)
     CMP Information           (1.2)       --         (1.2)      --      (1.2)
     United Advertising
      Publications              0.1        --          0.1       --       0.1
    Professional media         (1.3)       --         (1.3)      --      (1.3)
    Market research              --        --           --       --        --
    Acquisitions               (1.3)       --         (1.3)      --      (1.3)
    * Operating loss          (25.2)      2.9        (22.3)      --     (22.3)
    Non-operating
     exceptional items                                                     --
    Net interest and other
     financial income                                                     3.9
    Loss on ordinary
     activities before tax                                              (18.4)

    by geographic market
    United Kingdom             (6.1)      0.6         (5.5)      --      (5.5)
    North America             (25.7)      2.8        (22.9)      --     (22.9)
    Europe and Middle East      9.8      (0.9)         8.9       --       8.9
    Pacific                    (3.2)      0.4         (2.8)      --      (2.8)

    * Operating loss          (25.2)      2.9        (22.3)      --     (22.3)
    Non-operating
     exceptional items                                                     --
    Net interest and
     other financial income                                               3.9
    Loss on ordinary
     activities before tax                                              (18.4)

    * Includes income from other fixed asset investments



                                      Group share
                                       of joint             Exceptional
                              Group    ventures   Subtotal  items       Total
                               2002    2002        2002     2002         2002
                             m pounds  m pounds   m pounds  m pounds  m pounds

    1.Business analysis
     (continued)

    * Operating profit
      before amortisation
      of intangible assets;
      by division

    Continuing operations:
     CMP Media                 (7.3)      0.5         (6.8)   (11.3)    (18.1)
     CMP Asia                  13.6       0.1         13.7     (0.7)     13.0
     CMP Information            9.9       0.2         10.1     (5.8)      4.3
     United Advertising
      Publications             12.7        --         12.7     (0.8)     11.9
    Professional media         28.9       0.8         29.7    (18.6)     11.1
    News distribution          14.3       3.0         17.3     (4.1)     13.2
    Market research            17.9        --         17.9     (7.3)     10.6
    Continuing operations      61.1       3.8         64.9    (30.0)     34.9

    Acquisitions:
     CMP Media                   --        --           --       --        --
     CMP Information             --        --           --       --        --
     United Advertising
      Publications               --        --           --       --        --
    Professional media           --        --           --       --        --
    Market research              --        --           --       --        --
    Acquisitions                 --        --           --       --        --
    * Operating profit
      before amortisation
      of intangible assets     61.1       3.8         64.9     (30.0)    34.9

    Amortisation of
     intangible assets       (133.7)     (2.2)      (135.9)   (114.2)  (250.1)

    * Operating profit/
      (loss); by division
    Continuing operations:
     CMP Media                (71.3)     (0.7)       (72.0)    (71.3)  (143.3)
     CMP Asia                  (0.5)       --         (0.5)     (0.7)    (1.2)
     CMP Information          (17.5)      0.2        (17.3)     (5.8)   (23.1)
    United Advertising
     Publications              11.7        --         11.7      (0.8)    10.9
    Professional media        (77.6)     (0.5)       (78.1)    (78.6)  (156.7)
    News distribution           8.9       2.1         11.0     (21.3)   (10.3)
    Market research            (3.9)       --         (3.9)    (44.3)   (48.2)
    Continuing operations     (72.6)      1.6        (71.0)   (144.2)  (215.2)

    Acquisitions:
     CMP Media                   --        --           --        --       --
     CMP Information             --        --           --        --       --
    United Advertising
     Publications                --        --           --        --       --
    Professional media           --        --           --        --       --
    Market research              --        --           --        --       --
    Acquisitions                 --        --           --        --       --

    * Operating loss          (72.6)      1.6        (71.0)   (144.2)  (215.2)

    Non-operating
     exceptional items                                                  (14.0)
    Net interest and
     other financial income                                               8.0
    Loss on ordinary
     activities before tax                                             (221.2)

    by geographic market
    United Kingdom            (27.6)      0.5        (27.1)    (24.6)   (51.7)
    North America             (54.5)      1.9        (52.6)   (112.4)  (165.0)
    Europe and Middle East     12.5      (0.8)        11.7      (7.2)     4.5
    Pacific                    (3.0)       --         (3.0)       --     (3.0)

    * Operating loss          (72.6)      1.6        (71.0)   (144.2)  (215.2)

    Non-operating
     exceptional items                                                  (14.0)
    Net interest and other
     financial income                                                     8.0
    Loss on ordinary
     activities before tax                                             (221.2)

    * Includes income from other fixed asset investments

                                                        2003            2002
    2. Reconciliation of operating profit before      m pounds         m pounds
       amortisation and exceptionals to
       loss before tax

    Operating profit before amortisation of
     intangible assets and exceptional items*           99.4           64.9
    Amortisation of intangible assets:
     - Group                                          (120.1)        (133.7)
     - Joint ventures and associates                    (1.6)          (2.2)
    Exceptional items charged to
    operating profit (see note 3):
     - Impairment of goodwill                             --         (114.2)
     - Restructuring costs                                --          (30.0)
    Total operating loss                               (22.3)        (215.2)
    Net interest income                                  9.4           10.1
    Other finance expense                               (5.5)          (2.1)
    Exceptional items charged to loss before tax          --          (14.0)
    Loss before tax                                    (18.4)        (221.2)

    * Included within operating profit before amortisation of intangible assets and exceptional items is 7.7 million pounds (2002: 8.5 million pounds) of redundancy and other restructuring costs.



                                                         2003         2002
    3. Exceptional items                               m pounds      m pounds
    Charged to operating loss:
    Continuing operations:
    Other restructuring costs (note (a))                  --         (30.0)
    Goodwill impairment (note (b))                        --        (114.2)
    Total charged to operating loss
    (continuing operations)                               --        (144.2)

    Charged to loss before tax:
    Payments relating to prior year disposals (note (c))  --         (14.0)
    Total charged after operating loss                    --         (14.0)
    Total charged to loss on ordinary
     activities before tax                                --        (158.2)
    Tax on exceptional items                              --            --

    (a) Other restructuring costs in 2002 relate to additional provisions for vacant properties.

    (b) In 2002, in accordance with the requirements of FRS11 "Impairment of fixed assets and goodwill", the directors considered the carrying value of the group's purchased goodwill, and, in the light of market conditions, made a provision for impairment. In determining the amount of the impairment, which was calculated on a net realisable value basis, the directors considered a number of factors, including the current and prospective revenues, earnings and cash flows from the businesses.

    (c) In 2002, United settled an outstanding claim relating to the planned merger with Carlton Communications plc in 2000 and the subsequent sale of the group's television business. The exceptional cost of this claim to the group, net of associated receipts, amounted to #14.0 million.


                                                        2003          2002
    4. Net interest income/(expense)                   m pounds      m pounds
    Interest receivable                                 25.8           36.6
    Interest payable - on bank loans and overdrafts     (1.0)          (1.9)
                 - on other loans                      (15.4)         (24.6)
                                                         9.4           10.1


Interest receivable includes 8.9 million pounds (2002: 8.8 million pounds) of interest receivable from Channel 5 Television Group Limited in respect of shareholder loans.

                                                               2003     2002
    5. Tax on loss on ordinary activities                    m pounds  m pounds
    a) Analysis of tax charge for the year:
    UK corporation tax at 30.0% (2002: 30.0%)                  15.9     (0.5)
    Overseas corporation tax                                    5.4     15.3
    Tax relating to share of profit of joint ventures           1.4      1.2
                                                               22.7     16.0


                                                               2003     2002
                                                           m pounds   m pounds
    b) Factors affecting tax charge for the year:
    Loss on ordinary activities before tax                   (18.4)   (221.2)
    Loss on ordinary activities before tax multiplied by
     standard rate of corporation tax in the UK of 30%        (5.5)    (66.4)

    Effect of:
    Expenses not deductible for tax purposes (primarily
     goodwill amortisation)                                    35.2     94.9
    Tax effect of items not recognised in consolidated
     financial statements                                      (5.4)    (8.0)
    Reversal of timing differences                              0.5     (1.2)
    Higher tax rates on overseas earnings                       0.4     (3.7)
    Other                                                      (2.5)     0.4
    Tax on loss on ordinary activities                         22.7     16.0


    c) Factors that may affect future tax:
    No deferred tax has been recognised on the retained profits and reserves of overseas subsidiaries or joint ventures or associated undertakings as there is currently no intention to remit such amounts to the UK.

    Deferred tax assets have not been recognised, having given consideration to the likelihood of recovery of the balance.

                                                               2003     2002
    6. Dividends                                             m pounds  m pounds
    Equity dividends
    Ordinary shares:
    Interim of 3.3 p (2002: 3.0 p)                             11.0     10.1
    Proposed final of 5.7p (2002 4.0 p)                        19.2     13.5
    Non-equity dividends  - B shares                            0.4      0.6
                                                               30.6     24.2


Non-equity dividends relate to the accrual for the LIBOR linked dividend on 6,212,819 (2002: 7,546,387) B shares remaining in issue.

                      2003    2003     2003      2002      2002      2002
                              Weighted                     Weighted
                  Earnings/   average  Earnings/ Earnings/ average  Earnings/
                    (loss)    Number   (loss)    (loss)    Number   (loss)
                      m         of      per        m         of     per
                    pounds    shares   share     pounds    shares   share
                              million  pence               million  pence


    7. Earnings/(loss) per share
     Earnings per
     share before
     amortisation
     of intangible
     assets and
     exceptional items  80.3     334.2   24.0       55.1     333.8     16.5
    Adjustment in respect
     of amortisation
     of intangible
     assets           (121.7)       --  (36.4)    (135.9)       --    (40.7)
    Adjustment in respect of
     exceptional items    --        --     --     (158.2)       --    (47.4)
    Basic and diluted
     loss per share    (41.4)    334.2  (12.4)    (239.0)    333.8    (71.6)


Earnings per share before amortisation of intangible assets and exceptional items is presented as the directors consider that this presents a meaningful measure of the performance of the group. For diluted earnings per share, the weighted average number of shares in issue is adjusted to assume conversion of all dilutive potential ordinary shares. The group has two categories of dilutive potential ordinary shares: those share options granted to employees where the exercise price is less than the average market price of the company's ordinary shares during the year and shares attributable to convertible debt. No adjustment has been made for the dilutive impact in 2003 as this would decrease reported loss per share. The impact of dilutive securities in 2003 would be to decrease the loss by 3.7 million pounds for convertible debt (2002: 4.1 million pounds) and to increase weighted average shares by 2.6 million shares for employee share options (2002: 0.7 million) and 47.8 million shares for convertible debt (2002: 47.8 million).
                                                        Total      Total
                                                        2003        2002
    8.Reconciliation of operating loss to cash          m pounds  m pounds
      inflow from operating activities
    Operating loss                                      (22.3)    (215.2)
    Depreciation charges                                 25.3       23.2
    Amortisation of intangible
     assets - group                                     247.9      120.1
    Share of results of joint
     ventures                                            (2.9)      (1.6)
    Income from fixed asset
     investments                                         (3.9)     (10.4)
    Profit on sale of fixed asset
     investments                                         (4.3)        --
    Loss on sale of tangible fixed assets                 0.4        0.3
    Payments against provisions                         (23.1)     (14.9)
    Increase in stocks                                   (1.4)      (0.7)
    Decrease in debtors                                  12.3       44.3
    Decrease in creditors                               (11.9)     (29.4)
    Payments against restructuring
     and other exceptional costs                           --      (20.2)
    Other non-cash items including
     movements on provisions                             (3.6)      32.1
    Cash inflow from operating
     activities                                          84.6       55.5


The effect of exceptional items on cash inflow from operating activities was an outflow of pounds nil (2002: 30.0 million pounds).

                            At               Other                         At
                     1 January      Cash   non-cash     Exchange   31 December
                          2003      flow   movements    movements         2003
                       m pounds  m pounds  m pounds      m pounds      m pound

    9. Analysis of
       movement in
       net cash

    Cash at bank
     and in hand        96.7                                            185.9
    Overdrafts          (0.2)                                            (2.7)
                        96.5                                            183.2

    Less deposits
     treated as
     liquid
     resources         (75.4)                                          (169.5)
                        21.1      (6.5)         --        (0.9)          13.7

    Debt due
     after one
     year             (583.5)    470.8        (0.7)       11.5         (101.9)
    Debt due
     within one
     year              (15.8)   (490.7)       (1.3)       47.8         (460.0)
                      (578.2)    (26.4)       (2.0)       58.4         (548.2)
    Deposits
     included in
     cash               75.4     103.3          --       (9.2)          169.5
    Current asset
     investments       596.3    (134.9)         --      (36.2)          425.2

    Total               93.5     (58.0)       (2.0)      13.0            46.5

    Letters of credit included in cash above amounted to 6.1 million pounds.



10. Foreign exchange


The trading results of overseas subsidiaries and associated companies were translated into sterling at an average of the exchange rates ruling for the year.


11. Basis of accounting


The financial statements have been prepared under the historical cost convention, in accordance with applicable Accounting Standards in the United Kingdom. With the exception of the matters referred to below, the financial statements have been prepared on a basis consistent with prior years.


12. Status of information


The figures and financial information for the year ended 31 December 2003 do not constitute the statutory financial statements for that year. Those financial statements have not yet been delivered to the Registrar, but include the auditors' report which was unqualified and did not contain a statement under
Section 237 (2) or (3) of the Companies Act 1985. The figures and financial information for the year ended 31 December 2002 included in the preliminary announcement do not constitute the statutory financial statements for that year. Those financial statements have been delivered to the Registrar and included the auditors' report which was unqualified and did not contain a statement under
Section 237 (2) or (3) of the Companies Act 1985.


This preliminary announcement was approved by a duly appointed and authorised committee of the Board of Directors on 26 February 2004.